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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             Pure Cycle Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, Par Value 1/3 of $.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


-------------------------------------------------------------------------------

                                  746228 30 34
-------------------------------------------------------------------------------
                                 (CUSIP Number)

   Margaret S. Hansson, 2220 Norwood Avenue, Boulder, CO 80304 (303) 442-0459
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 24, 2004
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

Schedule 13D
CUSIP No. 736228 30 34                                    Pure Cycle Corporation
--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Margaret S. Hansson
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)   |_|
         Not Applicable                                           (b)   |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS (See Instructions)

         PF
--------------------------------------------------------------------------------

  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
       PURSUANT TO ITEMS 2(d) or 2(e)

         Not Applicable
--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                 7      SOLE VOTING POWER

   NUMBER OF            624,600

    SHARES       ---------------------------------------------------------------

  BENEFICIALLY   8      SHARED VOTING POWER

   OWNED BY             0
                 ---------------------------------------------------------------
    EACH
                 9      SOLE DISPOSITIVE POWER
  REPORTING
                        624,600
    PERSON       ---------------------------------------------------------------

     WITH        10     SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         624,600
--------------------------------------------------------------------------------

 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (See Instructions)


--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.3%
--------------------------------------------------------------------------------

 14    TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

Schedule 13D
CUSIP No. 736228 30 34                                    Pure Cycle Corporation
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D is filed with respect to shares of Common Stock, 1/3 of $.01 par value ("Common Stock"), of Pure Cycle Corporation, a Delaware Corporation (the "Company"). The Company's principal executive offices are located at 8451 Delaware Street, Thornton, Colorado 80260.

     The names and addresses of the principal executive officers of the Company are as follows:

        NAME                         TITLE                     ADDRESS
        ----                         -----                     -------
    Thomas P. Clark              CEO                   8451 Delaware St.,
                                                       Thornton, CO 80260

    Mark W. Harding              President/CFO/        8451 Delaware St.,
                                 Assistant             Thornton, CO 80260
                                 Secretary

ITEM 2. IDENTITY AND BACKGROUND.

     (a), (b) and (c). This Schedule 13D is being filed by Margaret S. Hansson ("Hansson"), whose residential 2220 Norwood Avenue, Boulder, CO 80304. Hansson is the President of Adrop, LLC at her home address and the is the President of Erth, LLC at 7102 LaVista Place, Suite 200, Longmont, Colorado 80503.

     (d) and (e). Hansson has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Hansson is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 24, 2004, Hansson exercised her option to purchase 200,000 shares of Common Stock at $1.80 per share utilizing personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     Hansson sold the shares acquired upon exercise of the option for personal financial purposes. Except as described herein, Hansson has no present plans or proposals that relate to or would result in any transaction of the kind described in paragraphs (a) through (j) of Item 4. In the future, however, Hansson reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

Schedule 13D
CUSIP No. 736228 30 34                                    Pure Cycle Corporation
--------------------------------------------------------------------------------

     Pursuant to an Amended and Restated Voting Agreement dated August 12, 1992, a copy of which was filed previously as Exhibit A to Amendment No. 1 (the "1992 Voting Agreement") Hanssons has agreed along with other parties to vote her shares of the Company's Common Stock in favor of electing a representative designated by The Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EP Fund"), to the Company's Board of Directors. EP Fund owns 510,345 shares of Common Stock of the Company, which includes 30,140 shares of Common Stock issuable upon exercise of warrants and 333,333 shares of Common Stock issuable upon conversion of 600,000 shares of Series A-1 Preferred Stock. Companies affiliated with EP Fund who are parties to the 1992 Voting Agreement (the "EP Fund Entities") own an additional 2,018,654 shares of Common Stock, which includes 226,666 shares of Common Stock issuable upon conversion of 408,000 shares of Series A-1 Preferred Stock and warrants to acquire an additional 1,289,972 shares of Common Stock. Assuming the exercise of all warrants by the EP Fund Entities, but no exercise of warrants and options held by any other persons, the EP Fund Entities own approximately 19.5% of the Company's Common Stock. George W. Middlemas currently serves on the Board and was elected as the EP Fund representative.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a) Hansson owns 624,600 shares of Common Stock which is 5.3% of the outstanding and issued Common Stock of the Company. This number includes 600,000 shares which may be purchased by Hansson pursuant to currently exercisable options.

        Although Hansson is a party to a voting agreement more specifically described in Item 4, Hansson disclaims beneficial ownership of all shares of Common Stock owned by the other parties to that agreement and disclaim the existence of a "group" within the meaning of
        Section 13(d)(3) of the Securities Exchange Act of 1934.

    (b) Hansson has sole power to dispose of 624,600 shares of Common Stock, subject to the 1992 Voting Agreement, which requires Hansson to obtain consent for disposition unless the transferee agrees to be bound by the 1992 Voting Agreement or the disposition is pursuant to an agreement in effect on August 12, 1992. Subject to the terms of the 1992 Voting Agreement, Hansson has the sole power to vote 624,600 shares of Common Stock.

    (c) On June 24, 2004, Hansson exercised her option to purchase 200,000 shares of Common Stock at $1.80 per share and sold those shares at $9.00 per share. The shares were sold pursuant to a registration statement of the Company filed with the Securities and Exchange Commission on Form SB-2, effective June 21, 2004, Registration No. 333-114568.

    (d) None.

    (e) Not applicable.

Schedule 13D
CUSIP No. 736228 30 34                                    Pure Cycle Corporation
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Item 4 above for a description of the 1992 Voting Agreement.

        Hansson has the right to purchase 600,000 shares of Common Stock at $1.80 per share pursuant to a currently exercisable option agreement with the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    July 15, 2004
                                    -------------------------------------------
                                    Date


                                    /s/Margaret S. Hansson
                                    -------------------------------------------
                                    Signature


                                    Margaret S. Hansson
                                    -------------------------------------------
                                    Name/Title

                                    APPENDIX
                       PREVIOUSLY PAPER FILED SCHEDULE 13D



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                             Pure Cycle Corporation
                                (NAME OF ISSUER)

                       Common Stock, Par Value 1/3 of $.01
                         (TITLE OF CLASS OF SECURITIES)

                                   746228 10 5
                                 (CUSIP NUMBER)

                       Margaret S. Hansson (303) 467-9225
                 5650 York Street, Commerce City, Colorado 80022
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                    June 1989
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Margaret S. Hansson

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                  (b) [ ]
      Not applicable

3)    SEC USE ONLY

4)    SOURCE OF FUNDS*

      PF and 00-Gift

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

      Not applicable

6) CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

Number of Shares          7)  Sole Voting Power        7,746,000
Beneficially Owned        8)  Shared Voting Power              0
By Each Reporting         9)  Sole Dispositive Power   7,746,000
Person With              10)  Shared Dispositive Power         0

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,746,000

12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            [ ]

      Not applicable

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.1%

14) TYPE OF REPORTING PERSON

      IN

Item 1. SECURITY AND ISSUER.

     This Schedule 13D is filed with respect to shares of Common Stock, 1/3 of $.01 par value ("Common Stock"), of Pure Cycle Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 5656 York Street, Commerce City, Colorado 80022.

Item 2. IDENTITY AND BACKGROUND.

     (a), (b) and (c). This Schedule 13D is being filed by Margaret S. Hansson ("Hansson"), whose business address is 5656 York Street, Commerce City, Colorado 80022. [The principal occupation of Hansson is her employment as Vice President and Chairman of the Board of the Company.] The address of the Company's executive offices is set forth in Item 1 above.

     (d) and (e). Hansson has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Hansson is a citizen of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Prior to the Company's public offering, on 3/78 Hansson acquired 36,000 shares of Common Stock for $3.00/sh. [The purchase price was paid with personal funds.]

     On August 30, 1984, Hansson purchased 60,000 shares of Common Stock for $1.50/sh. [The purchase price was paid with personal funds.]

     On December 31, 1987, Hansson received 100,000 shares of Common Stock as a gift.

     On June 28, 1988, Hansson received 50,000 shares of Common Stock as a gift.

     In June 1989, Hansson was granted a non-statutory option to purchase 8,000,000 shares of Common Stock at an exercise price of $.20 per share. On June 15, 1992, those options were exchanged for new options granted by the Company to purchase 8,000,000 shares of Common Stock, also with an exercise price of $.20 per share. Hansson received a non-statutory option to purchase 7,000,000 shares of Common Stock (the "1992 Non-Statutory Option") and an incentive option to purchase 1,000,000 of Common Stock, with 500,000 shares immediately exercisable and the remaining 500,000 shares exercisable June 15, 1993 (the "1992 Incentive Option"). No price was paid for the options. They were issued as an incentive for continued service by Hansson to the Company.

Item 4. PURPOSE OF TRANSACTION.

     The Common Stock acquired by Hansson to date was acquired for investment purposes.

     Except as described below, Hansson has no present plans or proposals that relate to or would result in any transaction of the kind described in paragraphs
(a) through (j) of Item 4. In the future, however, Hansson reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements if any.

     Pursuant to an Amended and Restated Voting Agreement dated August 12, 1992, a copy of which is attached hereto as Exhibit A (the "1992 Voting Agreement"), Hansson has agreed along with other parties to vote her shares of the Company's Common Stock in favor of electing a representative designated by The Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EP Fund"), to the Company's Board of Directors. EP Fund owns 2,600,000 shares of Common Stock of the Company and companies affiliated with EP Fund who are parties to the 1992 Voting Agreement (the "EP Fund Entities") own an additional 9,800,000 shares and own warrants to acquire an additional 10,600,000 shares of Common Stock. Assuming the exercise of all warrants by the EP Fund Entities, but no exercise of warrants and options held by any other persons, the EP Fund Entities own approximately 26.1% of the Company's Common Stock. As of the date hereof, no EP Fund representative has been elected to the Board and Hansson has not received notice as to when or whether such representative will be so elected.

     Pursuant to a Voting Agreement dated December 11, 1990, a copy of which is attached hereto as Exhibit B (the "1990 Voting Agreement"), Hansson has agreed along with other parties to vote her shares of the Company's Common Stock in favor of electing a representative designated by Inco Securities Corporation, a Delaware corporation ("Inco"), to the Company's Board of Directors. Inco owns warrants to acquire 4,700,000 shares of Common Stock and has an option to put certain assets to the Company in exchange for 2,243,145 shares of Common Stock if Inco still holds those assets on August 12, 2007. Assuming the exercise of all warrants held by Inco which are currently exercisable and no exercise of warrants and options held by any other persons, Inco owns approximately 5.7% of the Company's Common Stock. As of the date hereof, no Inco representative has been elected to the Board and Hansson has not received notice as to when or whether such a representative will be so elected.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Hansson owns 7,746,000 shares of Common Stock which is 9.1% of the outstanding and issued Common Stock of the Company. This number includes 7,500,000 shares which may be purchased by Hansson under currently exercisable options and excludes 500,000 shares under an option which is not currently exercisable.

     Although Hansson is a party to certain voting agreements more specifically described in Item 4, Hansson disclaims beneficial ownership of all shares of Common Stock owned by the other parties to those agreements and disclaims the existence of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

     (b) Hansson has sole power to dispose of 7,746,000 shares of Common Stock. Subject to the terms and conditions of the 1992 Voting Agreement and the 1990 Voting Agreement, Hansson has the sole power to vote 246,000 shares of Common Stock, and if currently exercisable options were exercised, Hansson would have the sole power to vote 7,746,000 shares of Common Stock.

     (c) None.

     (d) None.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 3 above for a description of the 1992 Non-Statutory Option and the 1992 Incentive Option.

     See Item 5(b) above for a description of the 1992 Voting Agreement and the 1990 Voting Agreement.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A   Amended and Restated Voting Agreement dated August 12,
                    1992.  Page 7 of 28 pages.

        Exhibit     B Voting Agreement dated December 11, 1990. Page 15 of
                    28 pages.

        Exhibit C Non-Statutory Option Agreement dated June 15, 1992. Page 21 of 28 pages.

        Exhibit D   Incentive Option Agreement dated June 15, 1992.  Page 25
                    of 28 pages.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 27, 1992                   /S/MARGARET S. HANSSON
                                    ------------------------------------------
                                    Margaret S. Hansson